EXHIBIT 99.1

EDAP Reports Fourth Quarter and Full Year 2014 Results

2014 and Recent Operational Highlights

  Record revenue in 2014 of EUR 26.8 million (USD 35.4 million); 11% growth over the previous year;
  Full-year HIFU revenue increased 70% over 2013;
  Strong Cash position of EUR 12.1 million (USD 14.7 million) as of December 31, 2014;
  Filing Direct De Novo petition for Ablatherm HIFU per FDA discussions.

LYON, France, April 1, 2015 (GLOBE NEWSWIRE) -- EDAP TMS SA (Nasdaq:EDAP), the global leader in therapeutic ultrasound, announced today financial results for the fourth quarter and year ended December 31, 2014, and provided an update on recent strategic developments.

Marc Oczachowski, EDAP's Chief Executive Officer, stated, "We are very pleased by our 2014 global revenue and the 11% growth over 2013, driven by a 70% increase in revenues from the HIFU division. This solid year-over-year growth in HIFU revenues is a reflection of the growing acceptance and recognition of our HIFU technology worldwide for the non-invasive treatment of prostate cancer. We also benefited from the early adoption of our recently launched Focal One device. We continue to experience growing interest in the focal approach of prostate cancer treatment, which complements our Ablatherm HIFU, giving us a unique and comprehensive HIFU offering for the global market.

"We are particularly pleased with the performance of Focal One, as we sold six systems in 2014 compared to one in the prior year. In the first quarter of 2015, we brought this next-generation technology to North America following clearance of the device by Health Canada. I am proud to say that we closed our first Focal One sale, to Montreal Jewish General Hospital, just two months after receiving regulatory clearance in January."

Mr. Oczachowski added, "Foremost among our accomplishments was a recent FDA meeting, at which they recommended we seek clearance of Ablatherm HIFU via a Direct De Novo 510(k) petition. This is encouraging news and a huge opportunity, as we believe it may accelerate the commercialization of our technology in the US."

Fourth Quarter 2014 Results

Total revenue for the fourth quarter 2014 was EUR 6.5 million (USD 8.0 million), compared to EUR 8.1 million (USD 11.0 million) for the fourth quarter 2013.

Total revenue for the HIFU division was EUR 1.0 million (USD 1.3 million) for the fourth quarter 2014, compared to EUR 1.5 million (USD 2.1 million) for the same period last year.

For the three months ended December 31, 2014, total revenue for the lithotripsy division was EUR 5.5 million (USD 6.7 million), compared to EUR 6.6 million (USD 8.9 million), during the year ago period. During the fourth quarter 2014, the Company recorded sales of 14 lithotripsy machines, comprised of 12 Sonolith i-move devices and two Sonolith i-sys devices, which compares to a total of 18 devices sold in the fourth quarter of 2013.

Gross profit for the fourth quarter 2014 was EUR 2.4 million (USD 3.0 million), compared to EUR 3.3 million (USD 4.4 million) for the year ago period. Gross profit margin on net sales was 37.3% in the fourth quarter of 2014, compared to 40.1% in the year ago period.

Operating expenses were EUR 3.5 million (USD 4.3 million) for the fourth quarter 2014, compared to EUR 3.0 million (USD 4.1 million) for the same period in 2013.

Operating loss for the fourth quarter was EUR 1.0 million (USD 1.3 million), compared with operating income in the fourth quarter of 2013 of EUR 226,000 (USD 309,000).

Net loss for the fourth quarter 2014 was EUR 2.6 million (USD 3.3 million), or EUR 0.11 per diluted share, as compared to EUR 570,000 (USD 778,000), or EUR 0.03 per diluted share, in the year ago period. Net loss in the fourth quarter 2014 included a non-cash interest expense of EUR 1.2 million to adjust the accounting fair value of the outstanding warrants.

Full-year 2014 Financial Results

Total revenue for the twelve months ended December 31, 2014 was EUR 26.8 million (USD 35.4 million), up 11.2% compared to EUR 24.1 million (USD 32.0 million) in 2013.

Total revenue for the HIFU division was EUR 8.7 million (USD 11.5 million) for 2014, compared to EUR 5.1 million (USD 6.8 million) in 2013, a year-over-year increase of 70.0%.

Lithotripsy division revenue was EUR 18.1 million (USD 23.9 million), compared to EUR 19.0 million (USD 25.2 million) in 2013.

Gross profit for the year was EUR 11.2 million (USD 14.8 million), with gross profit margin on net sales of 40.6%, compared to 38.7% a year ago.

Operating loss was EUR 1.7 million (USD 2.3 million), an improvement of EUR 1.0 million over operating loss of EUR 2.8 million (USD 3.7 million) in 2013. Operating loss for the year 2014 included FDA-related costs of EUR 1.2 million (USD 1.6 million).

Full-year net loss was EUR 512,000 (USD 676,000), or EUR 0.02 per diluted share, as compared to net loss of EUR 5.0 million (USD 6.7 million), or EUR 0.24 per diluted share, in 2013. Net loss in the full year 2014 included non-cash interest income of EUR 1.8 million to adjust the accounting fair value of the outstanding warrants.

At December 31, 2014, cash and cash equivalents, including short-term treasury investments, were EUR 12.1 million (USD 14.7 million).

Conference Call

EDAP will hold a conference call on Thursday, April 2, 2015 at 8:30 a.m. EDT to discuss the results and provide an update on recent business developments. The dial-in numbers are 1-888-348-6419 in the U.S., and 1-412-902-4235 for international callers. The conference ID number for both is 10062222. A live webcast of the conference call will be available online from the investor relations page of the Company's corporate website at www.edap-tms.com.

After the live event, the webcast will remain available on EDAP's website, www.edap-tms.com, through May 2, 2015. In addition, a dial-in replay of the call will be available until April 9, 2015. The replay dial-in numbers are 1-877-870-5176 for domestic callers and 1-858-384-5517 for international callers. Please use event passcode 10062222.

About EDAP TMS SA

EDAP TMS SA markets today Ablatherm® for high-intensity focused ultrasound (HIFU) treatment of localized prostate cancer outside the U.S. HIFU treatment is shown to be a minimally invasive and effective treatment option with a low occurrence of side effects. Ablatherm-HIFU is generally recommended for patients with localized prostate cancer (stages T1-T2) who are not candidates for surgery or who prefer an alternative option, or for patients who failed radiotherapy treatment. Ablatherm-HIFU is approved for commercial distribution in Europe and some other countries including Mexico and Canada. EDAP TMS is currently pursuing a Direct De Novo 510(K) petition in parallel to a PMA for Ablatherm clearance by the U.S. FDA. The Company also markets an innovative robot-assisted HIFU device, the Focal One®, dedicated to focal therapy of prostate cancer. Focal One® is CE marked but is not FDA approved. The Company also develops its HIFU technology for the potential treatment of certain other types of tumors. EDAP TMS SA also produces and distributes medical equipment (the Sonolith® lithotripters' range) for the treatment of urinary tract stones using extra-corporeal shockwave lithotripsy (ESWL) in most countries including Canada and the U.S. For more information on the Company, please visit http://www.edap-tms.com, and http://www.hifu-planet.com.

Forward-Looking Statements

In addition to historical information, this press release may contain forward-looking statements. Such statements are based on management's current expectations and are subject to a number of risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among others the uncertainties of the U.S. FDA clearance process, the clinical status and market acceptance of our HIFU devices and the continued market potential for our lithotripsy device. Factors that may cause such a difference also may include, but are not limited to, those described in the Company's filings with the Securities and Exchange Commission and in particular, in the sections "Cautionary Statement on Forward-Looking Information" and "Risk Factors" in the Company's Annual Report on Form 20-F. Ablatherm-HIFU treatment is in clinical trials, but not FDA-cleared or marketed in the United States.

EDAP TMS S.A.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands of Euros and U.S. Dollars, except per share data)

	Three Months Ended:		Three Months Ended:
	December 31, 2014 Euros	December 31, 2013 Euros	December 31, 2014 $US	December 31, 2013 $US
Sales of medical equipment	3,947	5,552	4,877	7,583
Net Sales of RPP and Leases	1,111	1,033	1,372	1,411
Sales of spare parts, supplies and Services	1,398	1,492	1,727	2,038
TOTAL NET SALES	6,455	8,076	7,976	11,032
Other revenues	22	11	27	15
TOTAL REVENUES	6,477	8,087	8,003	11,046
Cost of sales	(4,049)	(4,834)	(5,003)	(6,603)

GROSS PROFIT	2,428	3,253	3,000	4,443
Research & development expenses	(600)	(570)	(741)	(778)
S, G & A expenses	(2,857)	(2,457)	(3,531)	(3,356)
Total operating expenses	(3,457)	(3,026)	(4,272)	(4,134)

OPERATING PROFIT (LOSS)	(1,030)	226	(1,272)	309
Interest (expense) income, net	(1,159)	(662)	(1,432)	(905)
Currency exchange gains (loss), net	(402)	(88)	(497)	(120)
Other income (loss), net	6	(2)	7	(3)

INCOME (LOSS) BEFORE TAXES AND MINORITY INTEREST	(2,585)	(526)	(3,194)	(719)
Income tax (expense) credit	(54)	(44)	(66)	(60)

NET INCOME (LOSS)	(2,638)	(570)	(3,260)	(778)
Earning per share – Basic	(0.11)	(0.03)	(0.13)	(0.04)
Average number of shares used in computation of EPS	24,865,420	21,789,670	24,865,420	21,789,670
Earning per share – Diluted	(0.11)	(0.03)	(0.13)	(0.04)
Average number of shares used in computation of EPS for positive net income	24,865,420	21,789,670	24,865,420	21,789,670

NOTE: Translated for convenience of the reader to U.S. dollars at the 2014 average three months noon buying rate of 1 Euro = 1.2356 USD, and 2013 average three months noon buying rate of 1 Euro = 1.3659 USD.

EDAP TMS S.A.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands of Euros and U.S. Dollars, except per share data)

	Twelve Months Ended:		Twelve Months Ended:
	December 31, 2014 Euros	December 31, 2013 Euros	December 31, 2014 $US	December 31, 2013 $US
Sales of medical equipment	16,895	14,767	22,318	19,645
Net Sales of RPP and Leases	3,957	3,922	5,227	5,218
Sales of spare parts, supplies and Services	5,400	5,375	7,133	7,151
TOTAL NET SALES	24,252	24,065	34,679	32,014
Other revenues	533	15	704	20
TOTAL REVENUES	26,785	24,080	35,383	32,034
Cost of sales	(15,584)	(14,761)	(20,586)	(19,636)

GROSS PROFIT	11,201	9,319	14,797	12,397
Research & development expenses	(2,932)	(2,595)	(3,873)	(3,452)
S, G & A expenses	(10,006)	(9,479)	(13,217)	(12,610)
Total operating expenses	(12,937)	(12,074)	(17,090)	(16,062)

OPERATING PROFIT (LOSS)	(1,736)	(2,755)	(2,294)	(3,665)
Interest (expense) income, net	1,771	(901)	2,340	(1,198)
Currency exchange gains (loss), net	(431)	(1,230)	(569)	(1,636)
Other income (loss), net	--	--	--	(1)

INCOME (LOSS) BEFORE TAXES AND MINORITY INTEREST	(396)	(4,886)	(524)	(6,500)
Income tax (expense) credit	(116)	(135)	(153)	(179)

NET INCOME (LOSS)	(512)	(5,021)	(676)	(6,680)
Earning per share – Basic	(0.02)	(0.24)	(0.03)	(0.32)
Average number of shares used in computation of EPS	23,601,428	20,593,720	23,601,428	20,593,720
Earning per share – Diluted	(0.02)	(0.24)	(0.03)	(0.32)
Average number of shares used in computation of EPS for positive net income	23,601,428	20,593,720	23,601,428	20,593,720

NOTE: Translated for convenience of the reader to U.S. dollars at the 2014 average twelve months noon buying rate of 1 Euro = 1.3210 USD, and 2013 average twelve months noon buying rate of 1 Euro = 1.3303 USD.

EDAP TMS S.A.
CONSOLIDATED BALANCE SHEETS HIGHLIGHTS
(Amounts in thousands of Euros and U.S. Dollars)

	Dec. 31, 2014	Sept. 30, 2014	Dec. 31, 2014	Sept. 30, 2014
	Euros	Euros	$US	$US
Cash, cash equivalents and short term investments	12,142	11,055	14,693	13,960
Total current assets	26,552	27,578	32,130	34,825
Total current liabilities	12,158	11,622	14,711	14,676
Shareholders' Equity	15,141	17,778	18,322	22,450

NOTE: Translated for convenience of the reader to U.S. dollars at the noon buying rate of 1 Euro = 1.2101 USD, on December 31, 2014 and at the noon buying rate of 1 Euro = 1.2628 USD, on September 30, 2014.

EDAP TMS S.A.
CONDENSED STATEMENTS OF OPERATIONS BY DIVISION
TWELVE MONTHS ENDED DECEMBER 31, 2014
(Amounts in thousands of Euros)

	HIFU Division		UDS Division		FDA Trials	Corporate	Total After Consolidation
Sales of goods	5,270		11,625				16,895
Sales of RPPs & Leases	2,170		1,787				3,957
Sales of spare parts & services	760		4,640				5,400
TOTAL NET SALES	8,200		18,052				26,252

Other revenues	518		15				533

TOTAL REVENUES	8,718		18,067				26,785

GROSS PROFIT (% of Total Revenues)	5,035	58%	6,166	34%			11,201	42%

Research & Development	(1,062)		(646)		(1,224)		(2,932)
Total SG&A plus depreciation	(2,812)		(5,680)			(1,514)	(10,006)
OPERATING PROFIT (LOSS)	1,162		(160)		(1,224)	(1,514)	(1,736)
CONTACT: Blandine Confort
         Investor Relations / Legal Affairs
         EDAP TMS SA
         +33 4 72 15 31 72
         bconfort@edap-tms.com

         Investors:
         Lee Roth
         The Ruth Group
         646-536-7012
         lroth@theruthgroup.com